Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Keysight Technologies Netherlands B.V.	Australia
Keysight Technologies Luxembourg Sarl	Australia
Keysight Technologies Japan G.K.	California
Keysight Technologies Singapore (Holdings) Pte. Ltd.	Canada
Keysight Technologies Singapore (International) Pte. Ltd.	Cayman Islands
Keysight Technologies Singapore (Sales) Pte. Ltd.	China
Keysight Technologies World Trade, Inc.	China